Exhibit 23.3

We hereby consent to (i) the inclusion of our opinion letter, dated June 14, 2022, to the Board of Directors of JATT Acquisition Corp as an exhibit to the Proxy Statement/Prospectus which forms a part of the Registration Statement on Form S-4 related to the proposed merger with Zura Bio Holdings Ltd and (ii) the references to such opinion therein under the headings “Questions and Answers,” “Risk Factors,” “Background of the Business Combination,” “Engagement of Vantage Point,” and “Opinion of Vantage Point”. Notwithstanding the foregoing, in giving such consent, we do not thereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “expert” as used in the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

/s/ Vantage Point Advisors, Inc.

Vantage Point Advisors, Inc.

San Diego, California

September 20, 2022